UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Authorized Company

CNPJ/MF nº 90.400.888/0001-42

NIRE 35.300.332.067

Minutes of the Board of Director’s Meeting held in

January 2, 2024

DATE, TIME AND PLACE: On 02.01.2024, at 10 a.m., by teleconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander), met with the presence of all it’s members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Daniel Pareto, Secretary.

AGENDA: To take resolution about: (i) the exoneration of Mr. Igor Mario Puga, Officer without specific designation of the Company; and (ii) the election of news Officers without specific designation of the Company.

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors by unanimously:

(i)       approved the exoneration of the Company's Officer without specific designation, Mr. Igor Mario Puga, Brazilian, divorced, publicist, holder of the Identity Card RG No. 32.177.078-X SSP/SP, registered with the CPF/MF under No. 226.258.728-02; and

(ii)       approved the election, for a complementary term of office entering in force until the investiture of the elected persons at the first Board of Directors’ Meeting being held after the 2025 Ordinary Shareholders’ Meeting, the following persons, as Officers without specific designation, all with office at Avenida Presidente Juscelino Kubitschek, 2041 – CJ 281, Bloco A, Cond. W Torre JK, Vila Nova Conceição, CEP 04543-011, São Paulo/SP:

(i)	Mr. Alessandro Chagas Farias, Brazilian, married, administrator, bearer of the identity card RG nº 129395430 IFP/RJ and enrolled at CPF/MF under nº 087.550.247-42;
(ii)	Mr. Alexandre Teixeira de Araujo, Brazilian, married, banker, bearer of the identity card RG nº 1.086.878 SSP/DF and enrolled at CPF/MF under nº 480.287.111-20,
(iii)	Mr. Cezar Augusto Janikian, Brazilian, married, economist, bearer of the identity card RG nº 9.866.608-3 SSP/SP and enrolled at CPF/MF under nº 176.648.118-30;
(iv)	Mrs. Claudia Chaves Sampaio, Brazilian, stable union, administrator, bearer of the identity card RG n.º 26.671.212-5 SSP/SP and enrolled at CPF/MF under nº 294.838.848-10;
(v)	Mr. Eduardo Alvarez Garrido, Spanish, married, administrator, bearer of the identity card RNM nº V346153M – CGPI/DIREX/PF and enrolled at CPF/MF under nº 228.866.408-83.
(vi)	Mr. Eduardo Luis Sasaki, Brazilian, married, engineer, bearer of the identity card RG nº 20.827.982 SSP/SP and enrolled at CPF/MF under nº 253.898.288-01;
(vii)	Mr. Enrique Cesar Suarez Fragata Lopes, Brazilian, married, banker, bearer of the identity card RG nº 33.575.021-7 SSP/SP and enrolled at CPF/MF under nº 333.367.438-69,

(viii)	Mr. Gustavo de Sousa Santos, Brazilian, married, administrator, bearer of the identity card RG nº 33.107.579-9 SSP/SP and enrolled at CPF/MF under nº 301.656.728-89;
(ix)	Mrs. Izabella Ferreira Costa Belisario, Brazilian, married, banker, bearer of the identity card RG n.º MG-10.691.625 and enrolled at CPF/MF under nº 013.424.666-75; and
(x)	Mr. Rafael Abujamra Kappaz, Brazilian, single, engineer, bearer of the identity card RG nº 27551643 SSP/SP and enrolled at CPF/MF under nº 301.328.878-78.

It remains recorded in the minutes that: (i) the elections approved above were recommended by the Company´s Nomination and Governance Committee; and (ii) The Officers just elected declare that they are not forbidden by law to perform the activities proper to their office and fulfill all the conditions set forth in Resolution CMN 4.122/2012, presenting the respective representations and authorizations required by the mentioned Resolution, and shall only take office of their respective posts after authorization of their election by the Central Bank of Brazil.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, President. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas – President; Mr. José Antonio Alvarez Alvarez – Vice President; and Messrs. Angel Santodomingo Martell, Cristiana Almeida Pipponzi, Deborah Patricia Wright, Ede Ilson Viani, José de Paiva Ferreira, José Garcia Cantera, Marília Artimonte Rocca, Mario Roberto Opice Leão and Pedro Augusto de Melo – Directors. São Paulo, January 02, 2024.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 2, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer